EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended September 30,		Six months ended September 30,
	2010	2009	2010	2009

Loss from continuing operations	$(28,745)	$(40,555)	$(81,947)	(68,932)

Add (from continuing operations):
Interest on indebtedness (a)	38,166	38,640	111,947	112,874
Portion of rents representative of the interest factor	511	557	1,485	1,812

Earnings	$9,932	$(1,358)	$31,485	$45,754

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness (a)	$38,166	$38,640	$111,947	$112,874
Capitalized interest	2,578	4,239	9,854	12,409
Portion of rents representative of the interest factor	511	557	1,485	1,812

Fixed charges	41,255	43,436	123,286	127,095

Add:
Preferred stock dividend	2,368	2,800	7,119	8,400
Discount on preferred stock repurchases	—	—	(25)	—

Combined fixed charges and preferred stock dividend	$43,623	$46,236	$130,380	$135,495

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—
For the three months ended September 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $31.3 million and $33.7 million, respectively.
For the three months ended September 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $44.8 million and $47.6 million, respectively.
For the six months ended September 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $91.8 million and $98.9 million, respectively.
For the six months ended September 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $81.3 million and $89.7 million, respectively.

(a)	Interest on indebtedness for the three and six months ended September 30, 2010 is presented gross of the loss on debt extinguishment of $91,000 and $1.1 million. Interest on indebtedness for the three and six months ended September 30, 2009 is presented gross of the gain on debt extinguishment of $0 and $9.8 million.